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                      [Cahill Gordon & Reindel Letterhead]


                            Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005


                                                               December 23, 1999



Mr. Richard Pfordte
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

        Re:    National Equity Trust Forbes Comm Tech Index Trust
               Form S-6 filed December 23, 1999
               File No. 333-93489

Dear Mr. Pfordte:

     As special counsel to the depositor of the proposed captioned series of National Equity Trust, we hereby make application to withdraw the above-referenced Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended.

     We submit this request as a result of a test filing which was erroneously transmitted via the EDGAR system as a live filing.

     Should you need any additional information or have any questions regarding the above, please contact me at (212) 701-3000.



                                          Very truly yours,

                                          Cahill Gordon & Reindell



                                          By: /s/ Philip A. Heimowitz
                                              -------------------------
                                                  Philip A. Heimowitz